SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1175596

As at January 23, 2004

AMARC RESOURCES LTD.

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: January 23, 2004

* Print the name and title of the signing officer under his signature

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Amarc Resources Ltd.
1020 - 800 W Pender Street
Vancouver BC Canada
V6C 2V6 Canada
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
www.hdgold.com

AMARC ACQUIRES FOUR BC PROPERTIES
AND WORKS TOWARDS ACQUISITION OF KEY PROJECTS

January 23, 2004 , Vancouver , BC - Ronald Thiessen, President and CEO of Amarc Resources Ltd. (TSX Venture: AHR) announces that the Company has, subject to regulatory approval, acquired a 100% interest in four British Columbia mineral properties. The Company plans to establish venture partners to fund further exploration of these properties.

Amarc has acquired a 100% interest in the 1,275 hectare Sitka Gold property by paying $20,000 in cash and issuing 80,000 shares of Amarc to an independent prospector. The property is located 30 kilometres northeast of Port Hardy, on the mainland, and is accessed from tidewater by recently constructed logging roads. The Sitka Gold property is underlain by a northwest trending roof pendant within the Coast Plutonic Complex. Gold is hosted in quartz veins in a shear zone that bisects the roof pendant. Historical sample results include gold values of up to 64.8 g/t over 1.0 metre and 14.6 g/t over 1.3 metre. Outcrop in the area of mineralization is poor, but geophysical work has defined the shear structure hosting the gold to occur over at least a 1.7 kilometre strike length. Mapping by the BC Geological Survey shows that the prospective shear structure continues on for the full 5.5 kilometre length of the property. The deposit target at Sitka is high grade gold in quartz veins similar to the former SNIP mine.

Amarc has purchased a 100% interest in the 1,200 hectare Bob and adjacent JMD properties, located in the Nechako Plateau area of central BC, through issuing 200,000 shares of the Company to a third party prospecting partnership. Of the 200,000 shares, 50,000 will be held in escrow until Amarc has reached a third party joint venture agreement, or completed a total of $250,000 in exploration expenditures. The Bob Property covers an extensive area of strong epithermal alteration that was initially discovered and worked by Lac Minerals during the period 1984 through 1987. The alteration, along with introduced pyrite, arsenopyrite, stibnite and galena, has been defined by mapping and soil geochemistry over an area measuring 5 kilometres by 1.5 kilometres and remains open in all directions. Lac, during three years of active exploration on the property, completed programs of mapping, soil geochemistry, IP, and a combination of percussion, reverse-circulation, and diamond drilling. A total of 39 drill holes were completed on the property, which defined a zone of strongly anomalous gold over an area measuring 1000 metres by 500 metres. Some of the better intersections reported by Lac include 0.61 g/t Au over 64 metres, and 0.55 g/t over 45 metres. Significantly, historical drilling on the property was not directed towards defining the feeder system to this very extensive mineral system. The presence of such feeder systems is indicated by an intersection of 11 g/t gold over 0.5 metres returned from one of the core holes. The 100 hectare JMD property is located 1.5 kilometres to the west and covers similar new discovery on which no historic work has been completed. The deposit target at Bob is high grade-epithermal gold vein deposits similar to those at the Ken Snyder mine in Nevada.

Amarc has also purchased a 100% interest in the 2,000 hectare RAD claims, located 250 kilometres west of Williams Lake, from United Mineral Services Ltd. by paying the $8,000 staking cost. The RAD claims cover a bornite-bearing breccia of unknown dimensions located 45 kilometres northwest of the 491 million tonne. Prosperity gold-copper porphyry deposit which hosts 6.8 million ounces of gold and 2.4 million pounds of copper. The deposit target at RAD is a bulk tonnage gold-copper porphyry.

Lastly, Amarc has purchased a 100% interest in the 4,750 hectare BUCK claims, located 20 kilometres south of Houston and 27 kilometres northwest of the Equity Silver Mine for payment of $65,929 representing the cost of staking the property and line cutting to establish a survey grid over it. The BUCK claims lie on the west side of a Tertiary volcanic complex in a geological environment permissive for gold deposits transitional between porphyry and epithermal systems. Induced polarization surveys have identified two high contrast anomalies for further exploration in 2004.

Amarc has working capital of $9.4 million and has assembled a capable and focused exploration team to develop new plays directed toward the discovery of major new mineral deposits in British Columbia. This team is guided by the experienced management and technical staff at Hunter Dickinson, which has successfully found and developed a number of deposits in BC. Amarc's exploration team has already begun the work to assemble a portfolio of key projects.

For further details on Amarc Resources Ltd., please visit the Hunter Dickinson Inc. website at www.hdgold.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission.